Law Office Of
Daniel W. Small
Attorney at Law

One Burton Hills Boulevard	Daniel W. Small, Esq.
Suite 330	dsmall@nashvillelaw.net
Nashville, Tennessee 37215	Telephone (615) 252-6000
Web site — www.nashvillelaw.net	Facsimile (615) 252-6001
July 24, 2007
Nicholas P. Panos, Esq.
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

RE:	RESPONSES TO COMMENT LETTER DATED JUNE 25, 2007 First McMinnville Corp. (the “Company”) Schedule 13E-3 File No. 005-81695 Schedule 14A File No. 000-30487 Filed May 24, 2007
Dear Mr. Panos:
     We have carefully reviewed the comments submitted by the Staff. Based upon our review of the comments and discussions with the Staff, we respond to the comments as set forth below. We have asked BOWNE to provide you with a “marked” copy of the Preliminary Schedule 14A. In addition, we are sending you via FedEx a bound “clean” copy of the Preliminary Schedule 14A to aid in your review.
Schedule 14A
General

Comment 1.	Advise us whether you are relying on the exemption contained in section 3(a)(9) of the Securities Act of 1933, or on another exemption from registration, in connection with the issuance of the SD common stock. If the Company is relying on an exemption, tell us why you believe the exemption is available.

Nicholas P. Panos
July 24, 2007

Daniel W. Small, Esq.

Response:	The Company advises the Staff that it is relying on the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, with respect to Class SD. The Company believes that the transaction complies with all of the conditions set forth in the exemption. The Company believes that this transaction is eligible for this exemption because the Class SD shares are being exchanged, other than in a case under Title 11 of the United States Code, by the issuer with its existing security holders with no commission or other remuneration being paid or given directly or indirectly for soliciting such exchange. This is referenced on pages 5 and 57 of the amended Preliminary Schedule 14A.

Special Factors

Comment 2.	Provide the information required by Items 7, 8 and 9 of Schedule 13E-3, including negative responses thereto, under the heading of “Special Factors.” See Rule 13e-3(e)(1)(ii). This rule requires that the disclosure be prominent and that it appear in the front of the disclosure document disseminated to security holders. There does not appear to be any legal requirement to include a lengthy “Questions and Answers” section between the Summary Term Sheet required by Item 1 of Schedule 13E-3 and corresponding Item 1001 of Regulation M-A and the Special Factors section required by Rule 13e-3. Please advise to clearly identify the section of the document designed to serve as a summary term sheet and ensure that the Special Factors section follows as required.

Response:	The Company has revised the “Special Factors” section of the amended Preliminary 14A to more fully reflect the information required by Items 7, 8, and 9 of Schedule 13E-3. This section is included immediately following the specially designated and expanded Summary Term Sheet required by Item 1 of Schedule 13E-3. The term sheet is bulleted and includes extensive cross references to the remainder of the document. The “Questions and Answers” section on the deregistration transaction has been deleted. Please refer to pages 2 and 7 of the amended Preliminary Schedule 14A.

Cover Page

Comment 3.	Revise your proxy statement to clearly mark it as “preliminary.” See Rule 14a-6(e)(1). Make corresponding changes to the form of proxy.

Response:	The Company has amended its Preliminary 14A, including proxy sheet, to reflect its “preliminary” status.

Background of the Reclassification Transaction, page 24

Comment 4.	This section refers to the administrative burdens created by SOX, but several of the filings you refer to were not changed by the adoption of the Sarbanes Oxley Act. Please advise to clarify this point. Quantify the response as much as possible.

Nicholas P. Panos
July 24, 2007

Daniel W. Small, Esq.

Response:	The Company has amended the Preliminary 14A to accomplish this result. The document states on page 9 of the amended Preliminary Schedule 14A that SOX 404 did not affect all of the Company’s filings. We believe that the document is clear that it was the anticipated costs related to initial and ongoing compliance with SOX 404 that motivated the Company to propose the deregistration transaction. For your information, the Company has also clarified that net savings are expected to range between $277,500 and $327,500, given that the Company might spend as much as $50,000 each year on audits and shareholder communications. Please refer to page 2 of the amended Preliminary Schedule 14A.

Comment 5.	Clarify the disclosure to emphasize that the management has not actually “shopped” the company to any third parties, has not retained a representative to shop the company, and has not sought a merger partner.

Response:	The Company has amended the Preliminary 14A to further clarify this fact. Please refer to the pages 15 and 22-23 of the amended Preliminary Schedule 14A.

Comment 6.	Clarify the reasons that management believed that the terms of the transaction are no less favorable to the holders of fewer than 700 shares than they are to holders of more than 700 shares.

Response:	The Company has amended the Preliminary 14A to clarify this point. Please refer to the following pages: 24 - 31 (substantive fairness) and 32 - 35 (procedural fairness) of the amended Preliminary Schedule 14A.

Comment 7.	The discussion of the board’s consideration of alternatives to the transaction on page 35 is vague and conclusory. Provide further information of the alternative the board considered, and explain the board’s consideration of each alternative. See Item 1013(b) of Regulation M-A and Instruction 1 to Item 1013, which states that conclusory statements will not be considered sufficient in response to the Item.

Response:	The Company has amended the Preliminary 14A to more fully address this issue. Please refer to pages 14 - 16 and 22 - 23 of the amended Preliminary Schedule 14A.

Our Position as to the Fairness of the Reclassification Transaction, page 36

Comment 8.	We note references in this section to the transaction being fair to and in the best interests of the unaffiliated shareholders, and the references to “shareholders who own fewer than 700 shares” and “all the shareholders” elsewhere in the document. Please revise disclosure about unaffiliated shareholders so that it is expressly directed to unaffiliated security holders. The references to “shareholders who own fewer than 700 shares” neither complies with Item 8 of Schedule 13E-3 nor corresponding Item 1014(a) of Regulation M-A. We recognize the disclosure shifts to directly address the fairness of the transaction to unaffiliated security holders, but the inconsistent use of the term unaffiliated creates a

Nicholas P. Panos
July 24, 2007

Daniel W. Small, Esq.

potential contradiction. Revise the disclosure to clearly and separately address the substantive fairness of the proposed transaction to both constituencies of security holders. See Question and Answer 19 in Exchange Act Release 17719 (April 13, 1981).

Response:	The Company has amended the Preliminary 14A to clarify that it was addressed to the substantive fairness not only to those unaffiliated security holders holding more than 700 shares of common stock but also to unaffiliated holders of less than 700 shares of common stock. Please refer to the following pages: 24 and 28 (Class SD) and 32 (ordinary common stock) of the amended Preliminary Schedule 14A. We have reviewed the referenced Release and taken it into account in the Company’s revisions.

Comment 9.	Item 1014(b) of Regulation M-A requires a discussion of the material factors upon which a belief as to fairness is based. The discussion of factors considered in determining the fairness of the proposed transaction should address the factors set forth in general Instruction (2) to Item 1014 of Regulation M-A. While we recognize that not all of the factors may have been material to the fairness determination, we believe that at least ceratin minimal elements should be included in this discussion. The Company must expand the fairness discussion in support of their fairness determination with regard to the impending purchase to specifically address the reasons the Item 1014(b) factors were dismissed. If conclusions were reached that none of the omitted factors were material, please disclose the basis for such conclusions. The last paragraph in this discussion needs to be substantially revised. See Questions and Answers Nos. 20 & 21 in Exchange Act Release No. 17719 (April 13, 1981).

Response:	The Company has amended the Preliminary 14A to further address these issues and to address the specified points to properly reflect that the discussion of substantive fairness is directed to those unaffiliated security holders holding more than 700 shares of common stock and those holding less than 700 shares of common stock. Please refer to the following pages 24 -35 of the amended Preliminary Schedule 14A. We have reviewed the referenced Release and taken it into account in the Company’s revisions.

Comment 10.	Revise to discuss the basis for the Company’s position regarding the price of the “last known trade.”

Response:	The Company has amended the Preliminary 14A to clarify this point. As set forth on page 55 of the amended Preliminary Schedule 14A, the Company has determined to use the reports of certain privately negotiated transactions by unaffiliated shareholders of at least 100 shares each in order to quantify the price of the “last known trade.”

Nicholas P. Panos
July 24, 2007

Daniel W. Small, Esq.

Procedural Fairness, page 40

Comment 11.	The Board of Directors on behalf of the issuer must explicitly acknowledge the absence of the procedural protection in Item 1014(e) of Regulation M-A when making their procedural fairness determination. At present, you have only acknowledged the absence of the protection in Item 1014(d). Disclose how the procedural fairness determination was reached while expressly acknowledging the absence of this safeguard. See Q&A No. 21 in Release No. 34-17719 (April 13, 1981).

Response:	The Company has amended the Preliminary 14A to clarify this point. Please refer to page 32 of the amended Preliminary Schedule 14A. We have reviewed the referenced Release and taken it into account in the Company’s revisions.

Comment 12.	Please redirect the discussion of procedural fairness to the unaffiliated security holders.

Response:	The Company has amended the Preliminary 14A to clarify this point. Please refer to the pages 24 - 35 of the amended Preliminary Schedule 14A.

Material Federal Income Tax Consequences of the Reclassification Transaction, page 52

Comment 13.	We noticed the disclosure indicates no opinion of counsel has been retained. Please reconcile the basis upon which the Company has relied to produce this disclosure, and make clear, if true, that the disclosure is based on the Company’s interpretation of the governing U.S. federal income tax law. In addition, please reconcile the statement concerning the absence of an opinion of counsel with the Question and Answer section of this document that indicates professional advisors were consulted on the issue of taxation.

Response:	The Company has amended the Preliminary 14A to clarify this point. Please refer to page 5 of the amended Preliminary Schedule 14A.

Class SD Common Stock to be issued in the Reclassification Transaction, page 62

Comment 14.	Disclose in the summary term sheet that the board has discretion to issue other securities in the future which may rank in parity with or senior to the SD common.

Response:	The Company has amended the Preliminary 14A to make this express disclosure with respect to both ordinary common stock and Class SD common stock. Please refer to pages 3, 27, and 30 of the amended Preliminary Schedule 14A.

Nicholas P. Panos
July 24, 2007

Daniel W. Small, Esq.

Closing Comments
     In connection with responding to the Staff’s comments, we are authorized to state that the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the foregoing is responsive to the Staff’s thoughtful comments. I apologize in advance if I have misunderstood any of the those comments. In addition to these responses to your comments, we are providing you with black-lined copies of the amended filings through BOWNE.
     Please contact the undersigned at (615) 519-6000 as soon as possible to discuss any clarification that we might provide. The accounting Staff may, in its discretion, speak directly with the registrant’s independent registered public accountants, Maggart & Associates, P.C., at (615) 252-6100, by calling for either Stephen M. Maggart or P. Jason Ricciardi. Thank you for your assistance.

Very truly yours,
/s/ Daniel W. Small
Daniel W. Small

cc:	Thomas D. Vance, President & Chief Executive Officer

Stephen M. Maggart, Maggart & Associates, P.C.

P. Jason Ricciardi, Maggart & Associates, P.C.